gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

July 14, 2006

Mail Stop 4561

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A-4

File No.: 333-130599

Dear Ms. Jacobs:

Enclosed is Pre-Effective Amendment Four to the above Registration Statement.  The changes are either made in response to staff comments on the Third Amendment or represent an updating of material previously filed to reflect any developments in Southridge Technology’s business.  The paragraph numbers below correspond to the numbered comments in your May 22, 2006 letter of comment.

General

1.

The financial statements have been updated through March 31, 2006.

2.

We have added disclosure to state that Ridgefield Capital is not affiliated to us or any of our officers or directors.

3.

The last paragraph to “Certain Relationships And Related Transactions” provides a complete description as to the relationship between Sunodia Partners LP and Southridge Capital Management LLC with cross references to the sections wherein percentage of revenues generated through sales by the Issuer to Southridge Capital Management are indicated.

4.

We have added the requested disclosure to “Certain Relationships And Related Transactions”.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

July  14, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2

File No.: 333-130599

If you have any questions or require anything further, please feel free to call me at

212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Southridge Technology Group, Inc.

Most & Company, LLC